Exhibit (a)(7)

UNITED COMMUNITY FINANCIAL CORP.
Offer to Purchase for Cash Up To
4,000,000 of Its Common Shares

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.
EASTERN TIME, ON MARCH 1, 2004, UNLESS THE OFFER IS EXTENDED.

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase, dated January 28, 2004 (the “Offer to Purchase”) and the related Letter of Transmittal in connection with the offer by United Community Financial Corp., an Ohio corporation (“UCFC”), to purchase up to 4,000,000 of its common shares, at a purchase price of $12.50 per share, net to the seller in cash, without interest. The offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time (together, the “Offer”). Also enclosed herewith are certain other materials related to the Offer, including a letter to shareholders from Douglas M. McKay, the President of UCFC.

     All shares properly tendered and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the Offer, including the proration provisions. See Section 1 of the Offer to Purchase.

     Only common shares validly tendered and not withdrawn, will be purchased. However, because of the proration provisions described in UCFC’s Offer to Purchase, all common shares tendered may not be purchased if more than 4,000,000 common shares are tendered. All shares tendered and not purchased, including shares not purchased because of proration procedures, will be returned at UCFC’s expense promptly following the expiration date.

     As described in UCFC’s Offer to Purchase, if more than 4,000,000 common shares have been validly tendered and not withdrawn, UCFC will purchase validly tendered (and not withdrawn) common shares in the following order of priority:

•	First, UCFC Trust will purchase shares from all holders of “odd lots” of less than 100 shares who have properly tendered all of their shares prior to the expiration date and completed the “Odd Lots” box in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

•	Second, UCFC will purchase all Shares from all other shareholders who properly tender their shares, on a pro rata basis, if necessary.

     A tender of your shares can only be made by us pursuant to your instructions, as we are the holder of record of shares held for your account. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender shares held by us for your account.

     Please instruct us as to whether you wish us to tender any or all of the shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Your attention is directed to the following:

1.	The offer is for up to 4,000,000 common shares. The Offer is not conditioned on any minimum number of shares being tendered.

2.	The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase. See Section 6 of the Offer to Purchase.

3.	The offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern time, on March 1, 2004, unless the offer is extended. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf.

4.	Tendering shareholders will not be obligated to pay brokerage commissions or solicitation fees on UCFC’s purchase of shares in the offer. Shareholders, however, may incur fees associated with the tendering of shares held in custodial or other beneficiary accounts. Any stock transfer taxes applicable to the purchase of shares by UCFC pursuant to the offer will be paid by UCFC, except as otherwise provided in the Offer to Purchase and Instruction 6 of the Letter of Transmittal.

5.	If you are an odd lot holder, meaning that you beneficially own, fewer than 100 shares, and you instruct us to tender on your behalf all such shares at the purchase price before the expiration date and check the box captioned “Odd Lots” in the attached instruction form, UCFC will accept all such shares for purchase before proration, if any, of the purchase of other shares properly tendered and not properly withdrawn.

6.	UCFC’s board of directors has approved the offer. However, you must make your own decision whether to tender shares and, if so, how many shares to tender. Neither UCFC nor the dealer manager/information agent nor depositary makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares.

     If you wish to have us tender any or all of your shares held by us for your account upon the terms and subject to the conditions set forth in the Offer to Purchase, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instruction to us is enclosed. If you authorize the tender of your shares, all such shares will be tendered unless otherwise specified on the Instruction Form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the offer.

     The tender offer is being made solely under the Offer to Purchase and the Letter of Transmittal and is being made to all holders of common shares. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.